Exhibit 99.1

 September 2018  FLY LEASING

 DISCLAIMER  Forward-Looking Statements:This presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance, including the expected benefits of the AirAsia portfolio transactions (the “Transactions”); whether and when the Transactions will be consummated; the amount of cash and stock consideration to be paid by FLY; the type, amount and terms of the acquisition financing to be obtained by FLY; and, the amount of any fees and expenses incurred in connection with the Transactions. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including risks relating to the satisfaction of conditions to the closing of additional assets as contemplated in connection with the Transactions; risks relating to satisfaction of conditions to the financing of additional assets as contemplated in connection with the Transactions; risks relating to FLY’s ability to obtain additional required financing for the Transactions on favorable terms, or at all; the risk that expected benefits of the Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the Transactions may be greater than expected; and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission (the “SEC”) from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.Notes:All period end figures are as of June 30, 2018 except as otherwise noted. Any 2018 year-to-date data is as of August 31, 2018.Fleet age and lease term are calculated using the weighted net book value of flight equipment held for operating lease, including maintenance rights, investment in finance lease, and aircraft held for sale at period end.In addition to U.S. GAAP financials, this presentation includes certain non-GAAP financial measures. These non-GAAP financial measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. We have provided a reconciliation of those measures to the most directly comparable GAAP measures in the Appendix. For further information, please refer to FLY’s earnings press release dated August 23, 2018. Industry data per IATA.

FLY AT A GLANCE

85 AIRCRAFT

$3.0 billion net book value

YOUNG FLEET

6.8 years average age

LONG LEASES

6.2 years average lease term

DIVERSIFIED LESSEES

45 airlines in **27 countries**

55 AIRCRAFT CONTRACTED

plus **20 options**

$2.1 billion

COMMITTED PIPELINE

Opportunity to acquire up to **41 A320neo family** aircraft

CONSERVATIVE FINANCING

6.0 years weighted average debt maturity, rates hedged

LOWER DEBT MARGIN

MANAGED BY BBAM

Industry leader with **30 year track record**

SIGNIFICANT INSIDER OWNERSHIP

17% owned by BBAM shareholders

fly leasing

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         $33.8billion GLOBAL AIRLINE 2018 PROFIT FORECAST   AMPLE CAPACITY AT ATTRACTIVE RATES  UNDERPINNED BY PASSENGER GROWTH AND MANUFACTURER BACKLOGS  7.0% 2018 GROWTH forecast ON TRACK   Robust Global Air Traffic Growth  Continued Airline Profitability  Healthy Demand for LEASED Aircraft  Positive Financial Markets  Favorable industry fundamentals

           Strategy Driving Higher ROE and Eps  Selling Older and Under-Performing Aircraft  Reducing SG&A  Reducing Financing Costs  Reinvesting in Newer, More Profitable Aircraft  Repurchased Shares at a Discount to Book Value          

 Increasing financial results  Adjusted ROE  Full year 2018 pre-tax income guidance of $75–80 million on target  Adjusted Net Income  Adjusted EPS  Revised to conform to current period presentation.  (1)  (1)  NBV per Share  10%  3.9x  3.6x  3.4x  (1)

   Portfolio acquisition Update    2018  Initial Portfolio TRANSFERS  PURCHASE-Leasebacks21 new A320neo family aircraft Delivering 2019 – 2021NEO Options20 new A320neo family aircraft Delivering 2019 – 2025    2019 and beyond  4  6  11    A320neos    A321neos  34 A320 aircraft 7 CFM engines  completed YTD22 aircraft  Imminent12 aircraft and 7 engines in September

FINANCING & LEVERAGE

INITIAL PORTFOLIO FINANCING

- **$574.5 million term loan facility**
- 2-year and 5-year tranches
- Blended pricing of **L + 1.725%**
- Syndicate of **18 banks**

IMPACT ON LEVERAGE

- Gross leverage temporarily at 4.7x
- Projected to reduce to **3.5x**:
  - Planned aircraft sales
  - Contracted debt amortization

PROJECTED GROSS DEBT / EQUITY RATIO


4.7x
4.3x
3.5x
Initial[1]
Within 1 Year
Within 3 Years

(1) Proforma at September 30, 2018, assuming all Initial Portfolio assets have been acquired.

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AIRCRAFT SALES

2018 SALES	SALE STRATEGY
3 Aircraft sold YTD • Average age **12.6** years • Average remaining lease term **2.5** years • Economic gain of **$21.3** million(1) (19% premium to NBV)	**Targeting to sell $150+ million of AirAsia exposure** • Targeting mandates by year end; transfers to follow into 2019 • Reduces leverage • Manages lessee concentrations **Similar target for 2019**

(1) Economic gain includes gain on sale and end of lease income. Economic gain of $15.6 million in Q2 for sale of two aircraft and $5.7 million anticipated in Q3 for sale of one aircraft.

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fly leasing

BBAM shareholders own 17% of FLY sharesLargest insider holding of any public aircraft lessorPurchased 1.3 million shares at $15.00 per share in July  Alignment of interests  BBAM shareholders’ increasING ownership in FLY  Apr 2010  Purchased 1.0 million shares    Dec 2012  Purchased 2.2 million shares    Jan 2016  Purchased 0.9 million shares    Jul 2018  Purchased 1.3 million shares    Recent AirAsia portfolio acquisition enabled by BBAM’s scale and reach appendices

 Capital structure & liquidity overview   Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.Represents the ratio of total debt, less unrestricted cash and cash equivalents, divided by shareholders’ equity.

 remarketing overview  AIRCRAFT REMARKETING REQUIREMENTS  FLY’s portfolio has a weighted average remaining lease term of 6.2 years  (# of aircraft)  Last 2018 remarketing requirement is a narrowbody on lease expiring in December More than 50% of 2019 remarketing requirements have been completedMarket remains robust for remarketing aircraft

 DIVERSE GROUP OF GLOBAL LESSEES  FLY Top 10 Lessees    #  Lessee  % of Value  1    12%  2    11%  3    9%  4    4%  5    4%  6    4%  7    4%  8    3%  9    3%  10    3%  Top 10 Lessees    55%  Initial Portfolio    #  Lessee  % of Value  1  AirAsia  41%  2  Thai AirAsia  23%  3  Indonesia AirAsia  14%  4  AirAsia India  13%  5  Philippines AirAsia  7%  6  Pakistan Int. Airlines  2%                          Lessees    100%  Proforma Top 10 Lessees (1)    #  Lessee  % of Value  1  AirAsia  10%  2    9%  3    8%  4    7%  5  Thai AirAsia  6%  6  Indonesia AirAsia  3%  7    3%  8  AirAsia India  3%  9    3%  10    3%  Top 10 Lessees    54%  AirAsia Group Exposure  24%  AirAsia Group (currently five different airlines in five countries) exposure will decline with a disciplined disposition strategy. FLY is targeting $150 million of AirAsia Group sales annually  Note: Sums may not foot due to rounding.Pro forma for FLY and Initial Portfolio on a combined basis assuming no sales. For FLY, NBV as of June 30, 2018. For Initial Portfolio, estimated purchase price allocation, excluding engines.

 Adjusted net income & Adjusted roe  Revised to conform to current period presentation.Percentages have been annualized.